EX 99.35 Summary of Changes to Form SBSE Amendment

Change 1:
On **Schedule D Section V of Form SBSE**

- **Update Control Relationship description for Record 14: Jane Street Options, LLC**
- **Update Control Relationship description for Record 19: JSOIN (BVI) LTD.**